UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42723

GRANDE GROUP LIMITED

(Exact name of registrant as specified in its charter)

Suite 2701, 27/F., Tower 1,

Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBIT INDEX

The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Notice of the Extraordinary General Meeting
99.2	Notice of Class A Meeting
99.3	Notice of Class B Meeting
99.4	Form of Proxy for the Extraordinary General Meeting
99.5	Form of Proxy for Class A Meeting
99.6	Form of Proxy for Class B Meeting
99.7	Form of Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grande Group Limited

Date: September 30, 2026	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Director and Chair of the Board

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